June 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attn:	Brian Fetterolf
Aamira Chaudhry

Re:	CTRL Group Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed June 4, 2024
File No. 333-277949

Ladies and Gentlemen:

On behalf of our client, CTRL Group Limited, a British Virgin Islands holding company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 12, 2024 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1, as amended (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Amendment No. 2 to Registration Statement on Form F-1 filed June 4, 2024

General

1.	We note your response to prior comment 2 that “[t]he Company’s listing on Nasdaq may have certain requirements related to the registration of securities for resale, but the decision to register the offering is primarily driven by regulatory compliance . . . .” Please elaborate upon the certain requirements related to your contemplated registration of securities for resale, as well as the related “regulatory compliance” reasons that are driving the decision to register the resale offering at this time. In this regard, we further note your response that “[t]he resale offering is not being registered at this time solely to satisfy any Nasdaq listing requirements” (emphasis added). Please clarify and elaborate here, as your response indicates that the resale offering is at least in-part being registered at this time to satisfy such requirements.

Response: The Company respectfully acknowledges the Staff’s comment and provides these additional clarifications. As previously stated, at the time Mr. Shum Tsz Cheung (“Mr. Shum”) sold the 1,750,000 resale shares (the “Shares”) to the Selling Shareholders there was an understanding that the Shares would be registered at some future time, when it was practicable. No specific timeline was agreed to for such registration, and the Selling Shareholders understood that they would need to hold the Shares for an indeterminate period of time. After careful consideration, the Company determined to register the Shares at this time to satisfy these registration requirements, while at the same time avoiding the cost and expense of filing an additional resale registration statement to register the Shares following the initial public offering. To that end, the Company’s reference to regulatory compliance relates to the applicable regulations related to the Company’s proper registration of the Shares for resale on behalf of the Selling Shareholders. Under the circumstances, the Shares will also be used in the calculation of publicly held shares and market value of publicly held shares for the purpose of satisfying Nasdaq’s initial listing requirements under Rule 5505(b)(1)(B).

2.	We further note that, in your response to our comment asking why the resale offering is being registered at this time, you state that “[t]here was a mutual understanding between Mr. Shum Tsz Cheung and the Selling Shareholders that the Shares would be registered to provide greater flexibility for the Selling Shareholders to exit following the Company’s initial public offering.” Additionally, we note your disclosure on page 6 that such private sales occurred “[o]n February 27, 2024, following the completion of the Forward Stock- Split” that you separately note was “in anticipation of and preparation for this initial public offering.” Given the timing of the transactions and the “mutual understanding” between the parties, please reconcile with your response that “the Selling Shareholders acquired the Shares for investment purposes and not for the purpose of resale.”

In addition, please tell us how your controlling owner, Mr. Shum Tsz Cheung, and the Selling Shareholders determined the number of shares to be sold in the February 27, 2024 transaction relative to the number of shares to be offered in the primary offering. In this regard, we note that you are offering 2,000,000 shares in the underwritten offering and 1,750,000 in the resale offering.

Response: The Company respectfully acknowledges the Staff’s comment and further asserts its belief that the Selling Shareholders acquired the shares for investment purposes and not for the purpose of resale. As previously stated, Mr. Shum determined to sell the Shares to the Selling Shareholders to raise money for other personal investment opportunities and business purposes. At the time of the sales, there was an understanding that the Shares would be registered at some future time, when it was practicable. No specific timeline was agreed to for such registration, and the Selling Shareholders understood that they would need to hold the Shares for an indeterminate period of time. After careful consideration, the Company determined to register the Shares at this time to satisfy these registration requirements, while at the same time avoiding the cost and expense of filing an additional resale registration statement to register the Shares following the initial public offering.

The Company believes that the Selling Shareholders do not intend to sell the Shares in the immediate future. This belief is based on the fact that the Selling Shareholders were willing to enter into voluntary lock-up agreements to restrict the resale of the Shares. However, after Nasdaq advised that securities subject to resale restrictions for any reason are excluded from the calculation of publicly held shares and market value of publicly held shares, the determination was made not put any restriction on the resale of the Shares.

The decision to sell 1,750,000 Shares by Mr. Shum was based on his personal investment needs. The number of shares acquired by the Selling Shareholders was influenced by several factors, including:

(i) the number of shares offered by Mr. Shum,

(ii) the risk and reward associated with investing in the Company,

(iii) the available funds of the Selling Shareholders, and

(iv) other investment opportunities available to the Selling Shareholders.

The 1,750,000 Shares in the resale offering bear no specific relation to the 2,000,000 shares being offered in the underwritten offering, except that they will be used in the calculation of publicly held shares and market value of publicly held shares for the purpose of satisfying Nasdaq’s initial listing requirements under Rule 5505(b)(1)(B).

Having established that (i) the sales of the Shares by Mr. Shum to the Selling Shareholders were made in arm’s-length transactions, (ii) the Selling Shareholders acquired the Shares for investment purposes and not for the purpose of resale, (iii) there is no arrangement between any of the Selling Shareholders and the Company to sell the Shares and the Company will not receive any proceeds from the resale of the Shares by any of the Selling Shareholders, (iv) none of the Selling Shareholders is an affiliate of the Company or Mr. Shum, and (v) the Selling Shareholders are not in the business of underwriting securities, the Company believes the resale portion of the offering should not be deemed an indirect primary being conducted by or on behalf of the Company.

3.	We note your response to prior comment 3 and reissue the comment, as you continue to disclose that, “[s]ince there is currently no public market established for our securities, the Selling Shareholders will sell at a price between US$4.00 and US$5.00 per Ordinary Share, the price at which we sell shares in our public offering pursuant to the registration statement of which this prospectus is a part.” On your resale prospectus cover page, revise to reconcile with your response and subsequent disclosure stating that the Selling Shareholders will sell at prevailing market prices or in negotiated transactions or a combination of such methods. In this regard, your disclosure continues to be inconsistent. Additionally, while we note your response that you included a placeholder for the initial public offering price of your ordinary shares and the most recent trading price of your ordinary shares on Nasdaq, it does not appear that you made such revisions. Please revise accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 3 to consistently reflect that sales by the Selling Shareholders will not occur until after the completion of the initial public offering and that such sales will occur at prevailing market prices or in negotiated transactions. Further, we have included a placeholder for the initial public offering price of our ordinary shares and the most recent trading price of our ordinary shares on Nasdaq on page Alt-1 of Amendment No. 3.

We thank the Staff for its review of the foregoing and believe Amendment No. 3 and the responses herein address the Staff’s comments. If we can provide any further assistance, please do not hesitate to contact the undersigned.

Sincerely yours,

THE CRONE LAW GROUP P.C.

/s/ Eric Mendelson
Eric Mendelson

cc:	Lau Chi Fung
Chief Executive Officer
CTRL Group Limited